Exhibit 3.1

AVEXIS, INC.

BYLAW AMENDMENT

Section 47 of the Amended and Restated Bylaws of AveXis, Inc. is hereby amended to read as set forth below.

Section 47. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action or proceeding asserting a claim against the corporation or any current or former director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (as each may be amended from time to time); (iv) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (v) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Section 47.